HOUSTON AMERICAN ENERGY CORP.
801 TRAVIS, SUITE 1425
HOUSTON, TEXAS 77002
TELEPHONE (713) 222-6966
FACSIMILE (713) 222-6440

December 19, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jennifer O’Brien

RE:      Houston American Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2007, as Amended
Filed March 28, 2008

Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 12, 2008

Form 8-K, Filed June 24, 2008
File No. 1-32955

Dear Ms. O’Brien:

Pursuant to our discussions of November 18, 2008, we are supplementing our response, dated October, 2, 2008, to Comment 2 (the “Comment”) of the Staff’s letter dated August 25, 2008.

Set forth below is the Comment followed by our expanded response.

Controls and Procedures, page 25

2.
We note your disclosure that “Based on the evaluation described above, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.”  Please note Item 307 of Regulation S-K requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act.  The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure.  Specifically, the term disclosure controls and procedures “means controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that its files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Your officer’s conclusion does not state whether your disclosure controls and procedures are effective or ineffective at accomplishing all of these items.  Please modify your officer’s conclusion to state whether your disclosure controls and procedures are effective or ineffective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a15(e) of the Exchange Act.

U.S Securities and Exchange Comission
December 19, 2008

Company Response:

The “Evaluation of Disclosure Controls and Procedures” discussion appearing in Item 9A(T) has been revised to eliminate the incomplete definition of disclosure controls and procedures and to insert, in its place, “as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended.”

Further, the discussion of disclosure controls and procedures has been revised to state management’s conclusion that disclosure controls and procedures were effective at December 31, 2007.  The original conclusion that disclosure controls and procedures were not effective at December 31, 2007 was based on the existence of two identified weaknesses: (1) a deficiency in segregation of duties, and (2) a deficiency in treasury process controls.  Upon further review of those weaknesses, management has determined that such weaknesses constituted weaknesses in internal control over financial reporting and not weaknesses in disclosure controls and procedures.  Accordingly, the prior language that appeared as the second paragraph under “Evaluation of Disclosure Controls and Procedures” wherein the weaknesses were described and cited as the basis for concluding that disclosure controls and procedures were not effective has been deleted and the conclusion of management regarding the effectiveness of disclosure controls and procedures has been revised to eliminate the statement that the same were “not effective” and to replace that statement with a statement that disclosure controls and procedures were effective.

We further note that the referenced weaknesses continue to be reflected as weaknesses in internal control over financial reporting under “Management’s Report on Internal Control Over Financial Reporting.”

Acknowledgements

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action respect to the filing; and

U.S Securities and Exchange Comission
December 19, 2008

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

John F. Terwilliger
President

cc:	James Jacobs
Michael Sanders, Esq.
Nelson Haight